March 3, 2016	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

Via EDGAR System

Ms. Ashley Roman-Lee U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	The Primary Trend Fund, Inc. (File Nos. 033-06343 and 811-04704)
Preliminary Proxy Statement on Schedule 14A
Filed February 12, 2016

Dear Ms. Roman-Lee:

On behalf of our client, The Primary Trend Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to follow-up oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Proxy Statement referenced above (the “Proxy Statement”).  The comments were received subsequent to our response letter to the Staff dated February 29, 2016 (the “Prior Letter”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Proxy Statement or the Prior Letter.

General Comments

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement, and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Roman-Lee
U.S. Securities and Exchange Commission
March 3, 2016

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We are authorized to acknowledge on behalf of the Fund that (1) the Fund, through their officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Proxy Statement.

Response:  Where applicable, the Fund will update similar disclosure in the Proxy Statement to respond to the Staff’s comments.

Proxy Statement on Schedule 14A

3.  The Staff continues to believe that Section 15(f) applies and that the Fund should provide the Section 15(f) representations.

Response:  Without further discussing the positions taken in the Prior Letter regarding the applicability of Section 15, the Fund will add disclosure regarding Section 15(f) to the Proxy Statement.  See the attached redline of the Proxy Statement.

With regard to Section 15(f), as we previously noted, Section 15(f) was added to the 1940 Act in 1975 as a non-exclusive safe harbor to “make it clear that an investment adviser to a mutual fund may be sold at a profit under conditions designed to protect fund shareholders.”  Senate Report 94-75.  The Congressional purpose in enacting Section 15(f), therefore, was to permit sales of mutual fund investment advisory businesses to the extent that the mutual funds being advised were themselves not unfairly burdened as a result of the transaction.  Senate Report 94-75 at p. 7.

As has been noted by the Staff, Section 15(f) is a non-exclusive safe harbor.  “Section 15(f) of the 1940 Act establishes a non-exclusive safe harbor for the receipt of any amount or benefit by an investment adviser to a registered investment company (“fund”) or an affiliated person of such adviser in connection with the sale of securities of, or a sale of any other interest in, the adviser that results in an assignment of the fund’s advisory contract, provided that two conditions are satisfied.”  Citigroup Inc. No-Action Letter (publicly available July 26, 2006).  Because Section 15(f) was adopted as a non-exclusive safe harbor, an investment advisor cannot violate Section 15(f).  Rather, an advisor can either (1) comply with the conditions of Section 15(f), and thus be deemed not to have violated the 1940 Act, or (2) fail to comply with the safe harbor, and as a result not be shielded from a court, upon weighing all the relevant facts and circumstances, determining that a change of control transaction does result in a violation of the 1940 Act.

Ms. Roman-Lee
U.S. Securities and Exchange Commission
March 3, 2016

In the present case, the Fund and Arnold do not fit squarely within the safe harbor.  Nonetheless, we do not believe that a court would find that the transaction as described in the proxy violates the 1940 Act, and thus the Fund and Arnold are willing to proceed outside the non-exclusive safe harbor of Section 15(f).

In the present case, the transaction has been carefully structured so as to protect the interests of the Fund and its shareholders.  But for the fact that the Fund board, which consists of three directors, will not have a 75% majority of independent directors, the transaction would fit within the safe harbor of Section 15(f).  Instead, two of the three directors will be independent of SCM.  In all other respects, the conditions of Section 15(f) will be met.  Specifically, no unfair burden will be imposed on the Fund as a result of the transaction.  To comply with all the conditions of Section 15(f) would have required the Fund to either replace its interested director with an independent director, hire an additional independent director, or seek the resignation of the interested director.  Each of these options would have come with a significant cost.

The Fund’s board of directors and all of the non-interested directors considered the composition of the board in light of Section 15(f)(1)(A) and determined that it is in the best interest of the Fund and its shareholders to retain Mr. Arnold as a member of the board.  They believe that causing Mr. Arnold to immediately resign in order to comply strictly with Section 15(f)(1)(A) would disrupt the continuity of the board and deny shareholders of the valued services, insight and experiences he brings to the board.  The directors noted that Mr. Arnold has no equity ownership in, or control relationship with, the outgoing or the incoming advisor, and they discussed the significant costs involved with immediately hiring an additional director, in light of the size of the Fund.  They noted favorably the agreement of SCM to add an additional non-interested director by June 30, 2017.

We note that the Staff has in the past been sensitive to the costs imposed on small funds, like the Fund.  For example, when the SEC adopted the so-called “fund governance rules,” the final rule differed from the proposed rule in that it provided that the 75% independent directors requirement would be satisfied by a three person board having just two non-interested directors, as the Fund has.  The SEC made this change because it was “sensitive to the costs” of the rules.  Inv. Co. Act Rel. No. 26520 (August 2, 2004).  While persons who are not parties to exemptive orders may not rely on such orders, we also note that the SEC has been flexible in issuing exemptive orders regarding the 75% requirement pursuant to Section 6(c), in light of, among other things, the costs that might be imposed on a small board.  See Wells Fargo Funds Trust, Inv. Co. Act Rel. No. 26,489 (June 29, 2004) (notice), and Inv. Co. Act Rel. No. 26,519 (July 23, 2004) (order); The Hartford Series Fund, Inc., , Inv. Co. Act Rel. No. 25,846 (Dec. 19, 2002), and Inv. Co. Act Rel. No. 25,883 (Jan. 7, 2003) (order); In re Dean Witter Reynolds Intercapital Inc., Inv. Co. Act Rel. No. 12915, 1982 SEC LEXIS 78 (Dec. 21, 1982) (notice) and Inv. Co. Act Rel. No. 12981, 1983 SEC LEXIS 2594 (Jan. 20, 1983) (order); and Pacific Horizon Funds, Inc., Inv. Co. Act Rel. No. 18638, 1992 SEC LEXIS 813 (Mar. 31, 1992) (notice) and Inv. Co. Act Rel. No. 18677, 1992 SEC LEXIS 1025 (Apr. 27, 1992) (order).

Ms. Roman-Lee
U.S. Securities and Exchange Commission
March 3, 2016

In light of the facts and circumstances of the present case, the Fund, including the independent directors, Arnold and SCM believe that they have complied with their respective fiduciary duties and that no unfair burden will be imposed on the Fund as a result of the transaction.

* * *

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer